UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              ---------------

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                                 WPP GROUP
                           PUBLIC LIMITED COMPANY
              (Translation of registrant's name into English)

                              ---------------

                  27 Farm Street, London, W1X 6RD, England
                  (Address of principal executive offices)

                              ---------------

               (Indicate by check mark whether the registrant
           files or will file annual reports under cover of Form
                            20-F or Form 40-F.)

                     Form 20-F     X     Form 40-F
                               ---------           -----------

                       (Indicate by check mark whether the registrant
              by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes             No      X
                                  -----------    ----------

                       If "Yes" is marked,  indicate  below the file
              number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____
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                                 SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   May 15, 2000                      WPP GROUP
                                           PUBLIC LIMITED COMPANY
                                           (Registrant)

                                           By:  /s/ Paul Richardson
                                              ----------------------------
                                              Name:   Paul Richardson
                                              Title:  Group Finance Director


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                               EXHIBIT INDEX

Exhibit No.                          Description                    Page
-----------                          -----------                    ----

1                  Agreement and Plan of Merger by and among
                   WPP Group plc, Young & Rubicam Inc. and
                   York Merger Corp., dated as of May 11, 2000        4